UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 24, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

Publicly-Held Company

MATERIAL FACT

FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR) (“FIBRIA” or the “Company”), as per the terms of article 157, paragraph 4, of Law No. 6,404/76, as amended, and article 2 of CVM Instruction No. 358/2002, as amended, hereby informs its shareholders and the market in general that the Company, at the meeting of the Company’s Board of Directors, held on March 16, 2017, among other matters, it was approved the submission to the Shareholders’ General Meeting of a proposal of the Stock Appreciation Rights Plan Relating To Shares Issued By The Company (“Phantom Share Plan”).

The Phantom Share Plan’s purpose is align the interest of the statutory and non-statutory members of the board of officers, as  well as the of the management-level executives selected by the Board of Directors (“Beneficiaries”) to the interests of the Company and its Shareholders, by linking part of the compensation of the Beneficiaries to the performance of the Company and the to value creation for its Shareholders, as well as to stimulate the growth, success and the fulfilment of the corporate purposes of the Company and therefore, the creation of long-term value to the Company and its Shareholders.

Under the Phantom Shares Plan, once the requirements, conditions and terms set forth in such plan are satisfied, the Beneficiary will be granted a stock appreciation right over shares issued by the Company (“Reference Shares”), which will be translated into the right to receive, in local currency,  from the Company compensation tied to the appreciation of such Reference Shares.

The Phantom Share Plan will be submitted to the extraordinary shareholders’ general meeting in order to substitute, and, simultaneously, cancel, as of the date of its approval, the stock option plan approved by the extraordinary shareholders’ general meeting held in April 25, 2014 (“Stock Option Plan”). However, the termination of the Stock Option Plan shall not affect the effectiveness of the options granted based on referred Stock Option Plan and which are still in force and shall remain in force and shall be governed by the provisions of the Stock Option Plan and by the provisions of the stock option agreements.

The Board of Directors will be responsible for the management of the Phantom Share Plan.

The Phantom Share Plan proposal, in its entirety, will be made available to shareholders on the website of the Securities and Exchange Commission - CVM (www.cvm.gov.br), on the website of BM&FBOVESPA (www.bvmf.com.br), on the Company’s  website (www.fibria.com.br), as well as at headquarters of the Company, in due time, by occasion of the release of the management’s proposal for the Extraordinary Shareholders’ General Meeting called in order to deliberate about the Phantom Share Plan.

São Paulo, March 27, 2017.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24th, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO